ELBIT VISION SYSTEMS LTD.

Extraordinary General Meeting of Shareholders to be held on December 2, 2013

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Elbit Vision Systems Ltd. (the “Company”) hereby appoints Adrian Daniels and Avraham Ben-Tzvi, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel,  on Monday December 2, 2013, at 11:00 a.m., (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY,  IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: APPROVAL OF A COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICE HOLDERS, IN ACCORDANCE WITH THE REQUIREMENTS OF THE ISRAELI COMPANIES LAW 5799-1999		☐	☐	☐

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 1? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 1)		YES	NO
		☐	☐

PROPOSAL NO. 2: RE-ELECTION OF MR. AMOS UZANI AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR AN ADDITIONAL THREE YEAR TERM COMMENCING IMMEDIATELY FOLLOWING THE TERMINATION OF HIS CURRENT TERM ON DECEMBER 11, 2013

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 2)		YES	NO
		☐	☐

For the purpose of Proposals 1 and 2, a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes (1) a personal interest that arises solely from the fact of holding shares in the Company or any body corporate, or,  (2) with respect to Proposal 2 only,  a personal interest that is not a result of connections with a controlling shareholder of the Company.

The undersigned hereby acknowledges receipt of the Notice of the Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________________________________	______________________________________		______________________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)		(DATE)